Exhibit 99.1

Level 18, 275 Kent Street

Sydney, NSW, 2000

ASX

Release

30 MARCH 2020

WESTPAC EXTENDS COVID-19 SUPPORT FOR BUSINESS

Westpac is pleased to confirm its support of the Australian Banking Association’s (ABA) extended Business Support Package, announced today.

Westpac Chief Executive Business Guil Lima said: “This is about offering immediate and practical assistance to help more of our customers in need.”

Westpac’s expanded Business Relief Package includes extending our existing offer to defer principal and interest repayments for six months for eligible businesses1 with borrowings up to $10 million2 (up from $3 million previously announced).

The offer also extends to our commercial property customers, provided the customer provides an undertaking to the bank that for the period of the interest capitalisation it will not terminate leases or evict current tenants based on non-payment of rent due as a result of COVID-19.

Relationship Managers, across our Westpac, St.George, Bank of Melbourne and BankSA brands, will continue discussions with our larger clients, as we navigate these uncertain times.

Mr Lima said: “These are unprecedented times and they call for strong, meaningful actions. With this extension we are now able to offer access to these support measures to 98% of Westpac’s Business Bank customers if they have been impacted by COVID-19.

“Ultimately, what’s most important is ensuring businesses – and the economy - can come out the other side of this.”

Westpac’s support package for business will include:

•      Repayment relief to defer principal and interest repayments of eligible business loans for six months (with interest to be capitalised) for businesses with a total lending exposure up to $10 million

•      Unsecured three-year term loan up to $250,000 for new and existing business customers with turnover of less than $50 million

•      Zero establishment fee for standard equipment finance loans until the end of June 2020

•      We are refunding the merchant terminal rental fee for up to 3 months

•      Fee free redraws where permitted under the loan and subject to approval

•      Restructuring and consolidating loans

•      Access to term deposit funds without reduction in the interest rate

•      Deferred payments for Business Credit Cards for 3 months.

Customers can contact their Relationship Manager for more information, or  apply online.

Westpac’s expanded offer is subject to and will be effective from ACCC authorisation.

Ends.

1 Interest will be capitalised

2 Per customer group

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
M. 0419 683 411	M. 0438 284 863

This document has been authorised for release by Tim Hartin, Group Company Secretary.